Filed pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: The E. W. Scripps Company
Filer’s Commission File No.: 333-200388

Subject Company: Journal Communications, Inc.
Commission File No.: 001-31805
Date: February 9, 2015

Scripps and Journal Communications schedule shareholder meetings

For immediate release
Feb. 6, 2015

CINCINNATI – The E.W. Scripps Company (NYSE: SSP) and Journal Communications (NYSE: JRN) have received notice that the Securities and Exchange Commission has declared effective the registration statement on Form S-4 of Scripps relating to the spinoff and merger transactions between the two companies.

Scripps and Journal plan to merge their broadcast operations following the spin-off and merger of their newspaper operations to form a new publicly traded company called Journal Media Group. The transactions are subject to approval by Scripps and Journal shareholders, with special shareholder meetings of each company scheduled for March 11, 2015. The SEC also declared effective Journal Media Group’s registration statement.

The transactions are expected to close early in the second quarter of 2015.

The merged broadcast and digital media company will retain The E.W. Scripps Company name, and the Scripps family shareholders will continue to have voting control. The company will have approximately 4,000 employees across its television, radio and digital media operations.

The new company, Journal Media Group, will combine Scripps’ daily newspapers, community publications and related digital products with Journal Communications’ Milwaukee Journal Sentinel, Wisconsin community publications and affiliated digital products. The company, with approximately 3,600 employees, will operate in 14 markets and be headquartered in Milwaukee.

About Scripps
The E.W. Scripps Company (www.scripps.com) serves audiences and businesses through a growing portfolio of media brands. In July, Scripps announced a deal with Journal Communications to merge its 21 local television stations with Journal’s 13 television stations and 34 radio stations, which will make Scripps the nation’s fifth-largest broadcasting group. The two companies also agreed to spin off their combined newspaper interests to form a new publicly traded company, to be called Journal Media Group. Scripps runs an expanding collection of local and national digital journalism and information businesses, including mobile video news service Newsy and weather app developer Weathersphere. Scripps also produces television shows including The List and Let’s Ask America, runs an award-winning investigative reporting newsroom in Washington, D.C., and serves as the long-time steward of the nation’s largest, most successful and longest-running educational program, the Scripps National Spelling Bee. Founded in 1879, Scripps’ motto is “Give light and the people will find their own way.”
About Journal Communications
Journal Communications, Inc. headquartered in Milwaukee, Wisconsin, is a diversified media company with operations in television and radio broadcasting, publishing and digital media. Journal owns and operates or provides services to 14 television stations and 34 radio stations in 11 states. In addition, Journal publishes the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the metro-Milwaukee area, and several community newspapers in Wisconsin. In support of its strong local broadcasting and publishing brands, Journal operates a growing portfolio of digital media assets, from websites to apps to mobile products, that allow viewers, listeners and readers to access Journal’s original content anytime and from any device. Learn more at www.journalcommunications.com.

Carolyn Micheli, The E.W. Scripps Company, 513-977-3732
carolyn.micheli@scripps.com

Additional Information and Where to Find It
The proposed transactions involving Scripps and Journal will be submitted to the holders of Common Voting Shares of Scripps and to the holders of class A and class B common stock of Journal for their consideration. In connection with the proposed transactions, Scripps filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that includes a joint proxy statement of Scripps and Journal and that also constitutes a prospectus of Scripps. This registration statement was declared effective by the SEC on February 6, 2015. Scripps filed with the SEC the joint proxy statement/prospectus on February 6, 2015, and began mailing it to shareholders on or about February 6, 2015. Journal filed with the SEC the joint proxy statement/prospectus on February 6, 2015, and began mailing it to shareholders on or about February 6, 2015. Journal Media Group also filed a registration statement on Form S-4 with the SEC that constitutes a prospectus of Journal Media Group. This registration statement was declared effective by the SEC on February 6, 2015. Each of Scripps and Journal will mail the Journal Media Group prospectus to its respective shareholders at the same time that it mails them the joint proxy statement/prospectus referred to above. Scripps and Journal urge investors and shareholders to read their joint proxy statement/ prospectus and the Journal Media Group prospectus, as well as other documents filed with the SEC, because they contain important information. Investors and shareholders may obtain the registration statements and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Scripps Investor Relations, Carolyn Micheli, at carolyn.micheli@scripps.com or 513-977-3732, or from Journal upon request to Jason R. Graham, Senior Vice President – Finance and Chief Financial Officer, at 414-224-2440 or jgraham@jrn.com.

Forward-Looking Statements
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Scripps and Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Scripps and Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Scripps and/or Journal in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Neither Scripps nor Journal assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwis), except as required by applicable law. A further list and description of risks and uncertainties at Scripps can be found in Scripps’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Journal can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation
Scripps, Journal and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions is set forth in the joint proxy statement/prospectus. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013, on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.

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